SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 33-35050

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrys Energy Group, Inc.
(A Wisconsin Corporation)
130 East Randolph Street
Chicago, IL 60601-6207

REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009,
Supplemental Schedules as of and for the
Year Ended December 31, 2010, and Report of
Independent Registered Public Accounting Firm

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Integrys Energy Group, Inc.
Employee Benefits Administrator Committee:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control reporting over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) transactions in excess of five percent of the current value of Plan assets for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, WI
June 15, 2011

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Investments — at fair value:		
Non-participant directed:		
Common stock of Integrys Energy Group, Inc.	$144,835,467	$126,905,588
Money market fund	4,770	1,838
Participant directed:		
Mutual funds	5,815,921	2,286,109
Collective trust funds	3,726,547	1,198,429
Total investments	154,382,705	130,391,964
Receivables:		
Employer contribution receivable	1,106,983	1,247,339
Accrued income receivable	109	1,001
Total Receivables	1,107,092	1,248,340
NET ASSETS AVAILABLE FOR BENEFITS — at fair value	155,489,797	131,640,304
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(63,535)	(2,041)
NET ASSETS AVAILABLE FOR BENEFITS	$155,426,262	$131,638,263

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:		
Employer contributions	$12,915,862	$14,499,043
Investment income:		
Dividend income	8,097,568	7,595,543
Interest income	59	38
Net appreciation in fair value of investments	20,578,710	3,140,056
Total investment income	28,676,337	10,735,637
DEDUCTIONS:		
Distributions to participants	17,339,359	3,985,430
Dividend distributions	464,841	373,223
Total deductions	17,804,200	4,358,653
NET INCREASE	23,787,999	20,876,027
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	131,638,263	110,762,236
End of year	$155,426,262	$131,638,263

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF THE PLAN

The following brief description of the Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

General — Wisconsin Public Service Corporation (the "Sponsor"), a wholly owned subsidiary of Integrys Energy Group, Inc. (the "Company"), established the Plan effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invests principally in Integrys common stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Overall responsibility for administering the Plan rests with the Employee Benefits Administrator Committee (the "Committee") which consists of Integrys employees. Wells Fargo Bank N.A. (the "Trustee") is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investments and management of such assets. The Trustee is also the record keeper for the Plan and maintains the individual participant accounts.

Plan Amendments — The Plan was amended on April 19, 2009 to include certain non-administrative employees that belong to the International Brotherhood of Electrical Workers Local 510. The Plan was amended on January 15, 2010 to include certain non-administrative employees that belong to Local 12295 of the United Steelworkers Union.

The Plan has been amended to incorporate the Heroes Earnings Assistance and Relief Tax Act (the HEART Act) requirements regarding recognition of military differential pay and to also reflect the requirement that death benefits for a participant who dies during active military service to be calculated (subject to certain limitations) as of the participant had returned to active employment immediately prior to death.

The Plan has also been amended to reflect 2009 suspension of certain minimum distribution requirements and the annual true-up of contributions under safe harbor rules.

Eligibility — Administrative employees of the Company are generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work one year and 1,000 hours and/or are participating in one of the Company's employee savings plans). Limited-term employees are defined under the Plan as employees of the Company or any affiliate who are hired for a limited period of time, such as temporary summer help or as a student employee who is scheduled to perform services during summer or semester breaks. Non-administrative employees (employees covered by a collective bargaining agreement) which have an agreement with the company are eligible to participate in the Plan. Members of Local 310, International Union of Operating Engineers (AFL-CIO) are generally eligible to participate in the plan. The plan was amended to allow certain non-administrative members from Local 18007 of the Gas Workers Union, UWUA, AFL-CIO, Local 2285 of the International Brotherhood of Electrical Workers, AFL-CIO, International Brotherhood of Electrical Workers Local 510, and Local 12295 of the United Steelworkers Union to participate in the plan. Each collective bargaining agreement sets forth which non-administrative employees are eligible to participate in the Plan.

Expenses — Investment manager fees are paid by the Plan. All other expenses are paid by Integrys and its participating subsidiaries.

Participant Accounts — Individual accounts are maintained for each of the Plan's participants to reflect the employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of interest/expense are based on the proportion that each participant's account balance bears to the total of all participant account balances.

Vesting — Participants are immediately vested in their accounts.

Employer Contributions — Contributions to the Plan on behalf of administrative employees and certain non-administrative employees are made in Integrys common stock and match participant contributions to other plans. The matching contributions have a value equal to a 100% match on the first 5% of eligible pay that each participant defers into the Wisconsin Public Service Corporation Administrative Employees' Savings Plan, the Wisconsin Public Service Corporation Non-Administrative Employees' Savings Plan (for participants hired or rehired on or after April 19, 2009 for International Brotherhood of Electrical Workers Local 510, December 18, 2009 for Local 310, International Union of Operating Engineers (AFL-CIO), and January 15, 2010 for Local 12295 of the United Steelworkers Union), the Peoples Energy Corporation Employee Capital Accumulation Plan (effective January 1, 2008), or the Peoples Energy Corporation Employee Thrift Plan (for participants hired or rehired on or after May 1, 2008 for GWU Local 18007 and July 1, 2008 for IBEW Local 2285). Such contributions totaled $9,717,495 and $11,834,181 for 2010 and 2009, respectively.

Pursuant to a union contract with Local 310, the Company contributes to the Plan on behalf of eligible employees who are members of Local 310, 2% of a participant's gross pay. Also, an additional percentage (as described in the collective bargaining agreement based on the participant's date of hire/rehire) of a participant's base pay is contributed to the Plan. Contributions pursuant to this collective bargaining agreement with Local 310 employees totaled $3,198,367 and $2,664,862 for 2010 and 2009, respectively.

Investment Options — Contributions to the Plan are non-participant directed into Integrys common stock. Participants have the option to diversify into mutual funds and collective trust funds within the Plan on a quarterly basis. Diversification transactions occur within a certain time period each quarter. The mutual funds and collective trust funds are managed by Wells Fargo, Fidelity, Neuberger Berman, Invesco, AllianceBernstein, Loomis Sayles, Vanguard, Hartford, Dodge & Cox, American Funds, and the Northern Trust Company.

Payment of Benefits — Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their account balance. Non-administrative participants may withdraw from their account shares that have been held at least 84 months. Administrative participants may withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions quarterly as described in the Plan document, or may defer distribution until the year they attain age 69. Participants who die, become disabled, retire, or otherwise terminate employment with the Company are entitled to elect a distribution as early as the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump-sum payment may be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares and balances diversified into mutual funds or the collective trust funds are paid in cash. Amounts held in Integrys common stock are issued in full share certificates.

Dividend Distributions — Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant's account. Dividends that are reinvested in the participant's account are used to purchase additional shares of Integrys stock at the closing market price on the payment date of the dividend.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant's account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Termination — Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the Plan would be distributed to each participant or to each participant's beneficiary as prescribed by the Plan and ERISA at the time of termination. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. See Note 5 for discussion of fair value measurements. Investments in Integrys common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year end. Mutual fund investments are valued as determined by the Trustee by reference to published market data. The collective trust funds are stated at fair value as determined by the issuer of the collective trust based on the fair market value of the underlying investments. The underlying investments in the Wells Fargo Stable Return Fund N4 are stated at fair value and are then adjusted by the issuer to contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Wells Fargo Stable Return Fund at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Northern Trust Company collective trust funds invest primarily in traded securities and have a variety of investment strategies including equity funds, fixed income funds and balanced funds. There are no redemption notice restrictions for the assets managed by Wells Fargo and Northern Trust.

Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Management fees and operating expenses charged to the Plan for investments in mutual funds and collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions Receivable — The Plan records employer contributions receivable when earned by the participants.

Operating Expenses — All expenses of maintaining the Plan are initially paid by the Company, with reimbursement from affiliates for their share of these expenses, and thus are not reflected in the Plan's financial statements.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no benefits payable as of December 31, 2010 and 2009.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, but primarily investments in shares of Integrys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

In May 2011, the FASB issued ASU 2011-04 amending ASC topic 820 Fair Value Measurement and Disclosures to achieve common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This will be effective for the Plan on January 1, 2012. The adoption is not expected to materially affect the Plan's financial statements.

3. INVESTMENTS

The Plan is primarily invested in shares of Integrys common stock. These shares are held in a bank-administered trust fund. This is the only investment that represents 5% or more of the Plan's net assets. The values of shares held at December 31, 2010 and 2009, are as follows:

	2010	2009
Common stock of Integrys Energy Group, Inc.*, 2,985,682.675 shares at $48.51 per share and 3,022,281.214 shares at $41.99 per share, respectively	$144,835,467	$126,905,588

The investment in Integrys common stock is nonparticipant directed.

*Party-in-interest

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Common stock of Integrys Energy Group, Inc.	$19,925,714	$2,705,509
Mutual funds	487,384	392,579
Collective trust funds	165,612	41,968
Total	$20,578,710	$3,140,056

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan includes participant directed and non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2010	2009
Net assets:		
Common stock of Integrys Energy Group, Inc.	$144,835,467	$126,905,588
Money market fund	4,770	1,838
Employer contribution receivable	1,106,983	1,247,339
Total	$145,947,220	$128,154,765

	2010	2009
Changes in net assets:		
Contributions	$12,915,862	$14,499,043
Dividend income	7,991,502	7,559,488
Interest income	59	38
Net appreciation	19,925,714	2,705,509
Distributions to participants	(14,427,803)	(3,287,254)
Dividend distributions	(464,841)	(373,223)
Transfers to participant-directed investments	(8,150,814)	(1,821,608)
Total	$17,789,679	$19,281,993

5. FAIR VALUE MEASUREMENTS

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

| | Fair Value Measurements at December 31, 2010, Using | | | |
	Level 1	Level 2	Level 3	Total
Integrys Energy Group, Inc. common stock	$144,835,467	$ -	$ -	$144,835,467
Cash and cash equivalents	4,770	-	-	4,770
Mutual funds:				
Equity	3,041,434	-	-	3,041,434
Balanced	1,848,807	-	-	1,848,807
Fixed Income	925,680	-	-	925,680
Total mutual funds	5,815,921	-	-	5,815,921
Collective trusts funds:				
Equity	-	509,716	-	509,716
Balanced	-	77,853	-	77,853
Fixed Income	-	187,505	-	187,505
Stable Return Fund	-	2,951,473	-	2,951,473
Total collective trust funds	-	3,726,547	-	3,726,547
	$150,656,158	$3,726,547	$ -	$154,382,705

| | Fair Value Measurements at December 31, 2009, Using | | | |
	Level 1	Level 2	Level 3	Total
Integrys Energy Group, Inc. common stock	$126,905,588	$ -	$ -	$126,905,588
Cash and cash equivalents	1,838	-	-	1,838
Mutual funds:				
Equity	1,436,157	-	-	1,436,157
Balanced	538,871	-	-	538,871
Fixed Income	311,081	-	-	311,081
Total mutual funds	2,286,109	-	-	2,286,109
Collective trust funds:				
Equity	-	152,240	-	152,240
Balanced	-	4,962	-	4,962
Fixed Income	-	18,774	-	18,774
Stable Return Fund	-	1,022,453	-	1,022,453
Total collective trust funds	-	1,198,429	-	1,198,429
	$129,193,535	$1,198,429	$ -	$130,391,964

6. STABLE VALUE FUND

The stable value fund (the "Fund") is a collective trust fund sponsored by Wells Fargo. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator believes that the occurrence of any events that would limit the Plan's ability to transact at contract value with participants are not probable of occurring.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a money market fund and a collective trust fund managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held 2,985,682.675 and 3,022,281.214 shares, respectively, of common stock of Integrys, the sponsoring employer, with a cost basis of $115,399,769 and $112,625,518, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $7,991,502 and $7,558,314, respectively, from investments in common stock of Integrys.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated March 5, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Code. The Plan has been amended since receiving the determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9. RECONCILIATION TO FORM 5500

As of December 31, 2010 and 2009, the Plan reported ($63,535) and ($2,041), respectively, of adjustments from fair value to contract value for fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts must be shown at fair value on Form 5500.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009, and for the year ended December 31, 2010 is as follows:

	2010	2009
Statements of net assets available for benefits:		
Net assets available for benefits per financial statements	$155,426,262	$131,638,263
Adjustment from contract value to fair value for fully benefit-responsive guaranteed investment contracts	63,535	2,041
Net assets available for benefits per Form 5500 — at fair value	$155,489,797	$131,640,304
Statement of changes in net assets available for benefits:		
Increase in net assets per the financial statements	$ 23,787,999	
Adjustment from contract value to fair value for fully benefit-responsive guaranteed investment contracts	61,494	
Net income per Form 5500	$ 23,849,493	

10. SUBSEQUENT EVENT

Effective May 16, 2011, the Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust changed its name to the Integrys Energy Group Employee Stock Ownership Plan and Trust.

Also, the Wisconsin Public Service Corporation Non-administrative Savings Plan and Trust was amended to reflect the negotiated changes for Local 31 participants hired or rehired on or after March 22, 2011 including automatic enrollment and the addition of Roth Contributions. The Plan was amended to reflect the addition of a matching contribution in Integrys stock for these Local 31 participants.

* * * * * *

SUPPLEMENTAL SCHEDULES

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4I —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
FEIN: 39-0715160

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Nonparticipant directed:			
Integrys Energy Group, Inc.*	2,985,682.675 shares of common stock	$115,399,769	$144,835,467
Wells Fargo Short-Term Investment Money Market Fund*	4,770 shares	4,770	4,770
Total nonparticipant directed		$115,404,539	$144,840,237
Participant directed:			
AllianceBernstein International Value Fund	Mutual fund		$ 265,789
American Funds Growth Fund of America	Mutual fund		353,822
Dodge & Cox Stock Fund	Mutual fund		562,391
Fidelity Balanced Fund	Mutual fund		417,556
Hartford Small Company HLS IA Fund	Mutual fund		91,487
Invesco International Growth Fund	Mutual fund		542,534
Loomis Sayles Small Cap Value Fund	Mutual fund		377,254
Neuberger Berman Partners Fund	Mutual fund		443,446
Northern Trust Company Foreign Equity Fund	Mutual fund		68,943
Vanguard Total Stock Market Index Fund	Mutual fund		335,768
Vanguard Total Bond Market Index Fund	Mutual fund		925,680
Vanguard Target Retirement Fund	Mutual fund		26,104
Vanguard Target Retirement 2005 Fund	Mutual fund		76,364
Vanguard Target Retirement 2015 Fund	Mutual fund		457,974
Vanguard Target Retirement 2025 Fund	Mutual fund		350,023
Vanguard Target Retirement 2035 Fund	Mutual fund		349,535
Vanguard Target Retirement 2045 Fund	Mutual fund		171,251
Total mutual funds			5,815,921
Northern Trust Company Balanced Fund	Collective trust fund		77,853
Northern Trust Company Bond Fund	Collective trust fund		187,505
Northern Trust Company Mid Cap Equity Fund	Collective trust fund		200,773
Northern Trust Company S&P 500 Equity Fund	Collective trust fund		83,119
Northern Trust Company S&P 500 Growth Fund	Collective trust fund		99,707
Northern Trust Company S&P 500 Value Fund	Collective trust fund		62,496
Northern Trust Company Small Cap Equity Fund	Collective trust fund		63,621
Wells Fargo Stable Return Fund*	Collective trust fund		2,951,473
Total collective trust funds			3,726,547
Total participant directed			9,542,468
TOTAL INVESTMENTS			$154,382,705

* Indicates a party-in-interest

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
FEIN: 39-0715160

(a) Identity of Party involved	(b) Description of Asset (Include Interest Rate and Maturity In Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) # of Transactions	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(l) Net Gain or Loss
SINGLE IN SAME SECURITY								
None.								
SERIES IN SAME SECURITY								
Integrys Energy Group, Inc*.	Common stock	$7,559,235		11	$13		$7,559,235	
Integrys Energy Group, Inc.*	Common stock		$8,266,514	15	$ 3,714	$6,756,808	$8,266,514	$ 1,509,705
Wells Fargo Short-Term Investment Fund*	Short-Term Investment Fund	$9,895,629		43			$9,895,629	
Wells Fargo Short-Term Investment Fund*	Short-Term Investment Fund		$9,895,475	30		$9,895,475	$9,895,475	

*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 15th day of June 2011.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN ADMINISTRATOR

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

/s/ William J. Guc
William J. Guc
Member Plan Administrator Committee

/s/ Charles A. Cloninger
Charles A. Cloninger
Member Plan Administrator Committee

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ William D. Laakso
William D. Laakso
Member Plan Administrator Committee

EXHIBIT INDEX

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11–K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Deloitte & Touche LLP	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-165162, 333-158218, 333-140744, and 333-140921 on Form S-3, 333-136911 on Form S-4, and 333-168540, 333-150312, 333-150311, 333-140912, 333-71990, 333-71992, 333-81134, 333-127890, and 333-127889 on Form S-8 of Integrys Energy Group, and Registration Statement Nos. 333-151119 on Form S-3 and 333-127889-01, 333-71990-01, and 333-63101-01 on Form S-8 of Wisconsin Public Service Corporation of our report dated June 15, 2011, appearing in this Annual Report on Form 11-K of the Wisconsin Public Service Corporation Employee Stock Ownership Plan for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 15, 2011